

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Nathan O'Konek
Executive Vice President, General Counsel and Secretary
Redwire Corp
8226 Philips Highway, Suite 101
Jacksonville, FL 32256

Re: Redwire Corp
Registration Statement on Form S-1
Filed April 22, 2022
File No. 333-264442

Dear Mr. O'Konek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alexander Schwartz